APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Cyclone Energy, Inc.
Name of Registrant

California	20-4214887
(State of Incorporation)	IRS employer identification number)

17383 Sunset Blvd, Suite A-290, Pacific Palisades, CA 90272
(Principal office address)

Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned, having power of attorney under the Registration Statement on Form SB2 (the "Registration Statement"), File Number 333-138139, relating to the Cyclone Energy Inc., Common Stock, no par value (the "Common Stock"), and being the agent for service of process named in the Registration Statement and an authorized representative of Cyclone Energy, Inc. (the “Company”), hereby requests that the Registration Statement be withdrawn, effective immediately because the Company has received an indication of interest by third parties of a private investment in the Company which it may wish to pursue. To date, the Registration Statement has not been declared effective by the Commission, and no offers or sales of the securities have been made pursuant to the Registration Statement. Furthermore, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

The Company hereby respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or comments relating to this request for withdrawal, please contact Mr. Weisdorn at (310) 454-4800.

CYCLONE ENERGY, INC.

By:	/s/ Lawrence Weisdorn
Name:	Lawrence Weisdorn
Title:	Chief Executive Officer and Chairman of the Board of Directors
Dated:	November 16, 2006

17383 Sunset Blvd, Suite A-290
Pacific Palisades, CA 90272, Tel. 310.454.4800, Fax 310.454.4833